SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
4,683,245
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
4,683,245
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,683,245
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.4%
14.	TYPE OF REPORTING PERSON 00

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
4,683,245
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
4,683,245
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
4,683,245
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.4%
14.	TYPE OF REPORTING PERSON IN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
2,910,959
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
2,910,959
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
2,910,959
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Paloma International L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON PN

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
S. Donald Sussman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
1,772,286
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
1,772,286
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,772,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14.	TYPE OF REPORTING PERSON IN

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of June 28, 2010 and amends and supplements the Schedule 13D filed on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman, a United States citizen (“Mr. Sussman,” and collectively, the "Reporting Persons").

The Reporting Persons collectively beneficially own 4,683,245 shares of Common Stock representing 20.4% of the outstanding shares of Common Stock.  MAK Fund individually owns 2,910,959 shares of Common Stock representing 12.7% of the outstanding shares of Common Stock.  Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.  This amendment is being filed, among other things, to report the acquisition of additional shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Within the past sixty days, MAK Fund acquired an aggregate of 264,798 shares of Common Stock for an aggregate purchase price of $1,792,100.82, which was funded from its working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following:

At the Issuer’s Special Meeting of Shareholders held on February 18, 2010, the shareholders of the Issuer approved the Reporting Persons’ proposal to permit the Reporting Persons to increase their ownership to 20% or more, but not to exceed one-third of the Issuer’s outstanding shares of Common Stock.

MAK Fund entered into an agreement, designed to satisfy the requirements of Rule 10b5-1 of the Act, to purchase additional shares of Common Stock. The Purchase Agreement dated June 16, 2010 (the “Rule 10b5-1 Purchase Agreement”) between MAK Fund and Goldman Sachs & Co. (the “Broker”), authorizes the Broker to purchase on behalf of MAK Fund, in the open market or through privately negotiated transactions, during the period June 17, 2010 through February 17, 2011 (the “Purchase Period”), up to 900,000 shares of Common Stock based on market conditions.  The Rule 10b5-1 Purchase Agreement shall be terminated upon the earliest of the date on which (i) an aggregate of 900,000 shares of Common Stock has been acquired pursuant to the Rule 10b5-1 Purchase Agreement, (ii) the Purchase Period ends, (iii) a public announcement is made with respect to certain events involving the Issuer, or (iv) receipt of written termination is received from MAK Fund.

As of the close of business on June 28, 2010, MAK Fund has purchased in the aggregate 123,816 shares of Common Stock pursuant to the Rule 10b5-1 Purchase Agreement.

A copy of the Rule 10b5-1 Purchase Agreement is attached hereto as Exhibit D and is incorporated herein by reference.

Shares of Common Stock acquired by MAK Fund which, when added to the other shares of Common Stock beneficially owned by the Reporting Persons represent more than 19.99% of the then outstanding Common Stock, will be transferred, pursuant to that certain Voting Trust Agreement dated as of December 31, 2009 (the “Voting Trust Agreement”) with Computershare Trust Company, N.A., a national banking association (“CTC”), into a voting trust of which CTC will be the trustee.

MAK Capital additionally wishes to reiterate and reconfirm its previous statements that it does not seek to control the Issuer.  A single MAK Capital employee, R. Andrew Cueva, serves on the Issuer’s Board of Directors (the “Board”), after having been invited to join by the Board in 2008.  MAK Capital has no desire at this time to have more than one representative on the Issuer’s Board.  For avoidance of doubt, MAK Capital will not seek control of more than one-third of the Board in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 4,683,245 shares of Common Stock representing 20.4% percent of the outstanding shares of Common Stock.  The ownership calculation has been based on the 23,011,111 shares of Common Stock outstanding as of June 18, 2010 as reported in the Proxy Statement for the Annual Meeting of Shareholders of the Issuer, which was filed by the Issuer with the Securities and Exchange Commission on June 25, 2010.

MAK Fund individually owns 2,910,959 shares of Common Stock representing 12.7% of the  outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)           MAK Capital, MAK Fund and Mr. Kaufman have shared power to vote or direct the vote of the 2,910,959 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 1,772,286 shares of Common Stock owned by Paloma.

MAK Capital, MAK Fund and Mr. Kaufman have shared power to dispose or direct the disposition of the 2,910,959 shares of Common Stock owned by MAK Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c)           Within the past sixty days, MAK Fund acquired an aggregate of 264,798 shares of Common Stock for an aggregate purchase price of $1,792,100.82, which was funded from its working capital.  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit B.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

MAK Fund entered into the Rule 10b5-1 Purchase Agreement which is described in Item 4 hereto and is hereby incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A –Joint Filing Agreement (previously filed)

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit C – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

Exhibit D – Rule 10b5-1 Purchase Agreement

Exhibit E - Voting Trust Agreement (incorporated by reference to Exhibit E to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: June 29, 2010

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

MAK CAPITAL FUND LP
By:	MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By:	Paloma Partners Company L.L.C., general partner

By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose,
Vice President

S. DONALD SUSSMAN

By:	/s/ Douglas W. Ambrose
Douglas W. Ambrose,
Attorney-in-Fact

EXHIBIT B
TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by MAK Capital Fund LP during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
06/08/10	Common	83,741	$6.2148
06/09/10	Common	37,142	$6.5408
06/10/10	Common	20,099	$6.7171
06/21/10	Common	20,409[1]	$7.2204[2]
06/22/10	Common	34,201[1]	$7.2273[3]
06/23/10	Common	15,455[1]	$7.1838[4]
06/24/10	Common	3,490[1]	$7.2238[5]
06/25/10	Common	43,383[1]	$7.2185[6]
06/28/10	Common	6,878[1]	$7.2380[7]

The above transactions were effected on the open market.

1  The purchases were made pursuant to the Rule 10b5-1 Purchase Agreement.  These shares were purchased in multiple transactions on the open market.  The Reporting Person undertakes to provide Agilysys, Inc., any security holder of Agilysys, Inc. or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate purchase price within the range set forth herein.

2  Weighted Average Price, prices ranged from $7.14 to 7.24 per share.

3  Weighted Average Price, prices range from $7.16 to $7.26 per share.

4  Weighted Average Price, prices range from $7.02 to $7.24 per share.

5  Weighted Average Price, prices range from $7.16 to $7.24 per share.

6  Weighted Average Price, prices range from $7.16 to $7.24 per share.

7 Weighted Average Price, prices range from $7.23 to $7.24 per share.

EXHIBIT D

PURCHASE AGREEMENT

Purchase Agreement, dated June 16, 2010 (the “Purchase Agreement”), between MAK Capital Fund LP (the “Purchaser”) and Goldman, Sachs & Co. (the “Broker”).

WHEREAS, Purchaser desires to appoint Broker to purchase on behalf of Purchaser shares of outstanding common stock, $ 0.00 par value (the “Stock”) issued by Agilysis, Inc. (the “Issuer”); and

WHEREAS, the parties intend that the purchases of Stock made pursuant to this Purchase Agreement shall comply with the requirements of Rule 10b5-l(c)(l)(i) and that this Purchase Agreement shall be interpreted to comply with the requirements of that rule.

NOW THEREFORE, the Purchaser and Broker hereby agree as follows:

1.           Broker shall effect one or more purchases (each a “Purchase”) of shares of Stock as set forth on Annex A.  The share amounts and per share prices in Annex A shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock that occurs during the period this Purchase Agreement remains in effect.  Broker’s sole compensation for services rendered under this Purchase Agreement shall be a commission of $0.02 per share of Stock purchased.

2.           This Purchase Agreement shall become effective on June 17, 2010 and shall terminate on the earliest of: (i) the date an aggregate of 900,000 shares of Stock have been purchased pursuant to this Purchase Agreement; (ii) the date that any person publicly announces a tender or exchange offer with respect to the Stock; (iii) the date of public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into other securities or property, (iv) the date on which Broker receives notice of the intended or actual commencement of any proceedings in respect of or triggered by Purchaser’s bankruptcy, insolvency or similar proceeding; (v) the date on which any event of termination described herein shall occur; (vi) promptly after the receipt of written notice of termination signed by a senior officer of Purchaser and confirmed by telephone, it being understood that any such termination shall not cause Purchases previously effected pursuant to this Purchase Agreement to fail to be entitled to the benefits of Rule 10b5-l(c).  Any such termination notice shall not indicate the reasons for the termination or contain any material non-public information; or (vii) February 17, 2011, the date in which the Repurchase Period ends.

3.           Broker may make purchases pursuant to this Purchase Agreement in the open market or through privately negotiated transactions.

4.           Purchaser represents, warrants and covenants that:

(i)           As of the date hereof, Purchaser is not aware of material nonpublic information concerning Purchaser and is entering into this Purchase Agreement in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-l;

(ii)           Purchaser will not, during the period this Purchase Agreement is in effect, enter into any comparable agreement with any other broker if the period of such comparable agreement shall overlap with the period of this Purchase Agreement;

(iii)           Purchases of Stock pursuant to this Purchase Agreement are not prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Purchaser;

(iv)           Purchaser is not an “affiliated purchaser” (within the meaning of Rule 10b-18 under the Securities Exchange Act of 1934) of the Issuer; and

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(iv)           Purchaser shall immediately notify Broker if any of the statements contained in paragraphs 4(ii), 4(iii) or 4(iv) above become inaccurate prior to the termination of this Purchase Agreement.

5.           Payment for Stock purchased under this Purchase Agreement shall be made in accordance with normal settlement procedures.  Broker shall establish a Purchase account for Purchaser into which purchased shares of Stock will be deposited against payment to Broker of the purchase price and Broker’s compensation.  These shares of Stock will be placed into transfer on a weekly basis.  Purchaser agrees that the obligation of Broker to make Purchases on any day on which Purchases are to occur pursuant to this Purchase Agreement is conditioned upon Purchaser maintaining compliance with normal settlement procedures.  Any failure by Purchaser to maintain such compliance, as reasonably determined by Broker, shall be deemed an event of termination, and no further Purchases shall thereafter be made pursuant to this Purchase Agreement.

6.           Broker shall provide Purchaser with written confirmation of purchases executed on behalf of Purchaser on a daily basis (showing the date of the transactions, the number of shares purchased, the price paid, Broker’s compensation for the purchases, and settlement dates), as well as other market data or account reports that Purchaser may reasonably request. Unless otherwise directed by Purchaser, such confirmation shall be delivered to Ray Jimenez [phone: 212-486-3213, fax: 212-486-4779, e-mail: RJimenez@MAKCap.com].

7.           Purchaser understands that Broker may not be able to effect a Purchase due to a market disruption or a legal or regulatory restriction or a restriction under the terms of any contract applicable to Broker (including any restriction, whether pursuant to a contract, internal policy or otherwise, applicable to Broker when it is involved in a distribution of Stock on behalf of Purchaser or another party) (a “Blackout”).  Purchaser also understands that even in the absence of a Blackout, Broker may be unable to effect Purchases consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the date of a Purchase set forth in Annex A (“Unfilled Purchases”).

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8.           Broker agrees that if Purchaser enters into a transaction that results, in Purchaser’s good faith determination, in the imposition of trading restrictions on the Purchaser (each, a “Purchaser Restriction”), and if Purchaser shall provide Broker prior notice, then Broker will cease effecting Purchases under this Purchase Agreement until notified by Purchaser that such restrictions have terminated.  All required notifications to Broker under this paragraph 8 shall be made in writing (signed by Purchaser) and confirmed by telephone as follows: (Attn: Corporate Repurchase Desk, c/o Neil Kearns; Fax No. (212) 493-9487; Tel: (212) 902-5281; or Matthew Chellgren; Fax No. (212) 428-1353; Tel: (212) 902-3198).  Broker shall resume effecting Purchases in accordance with this Purchase Agreement as soon as practicable after the cessation or termination of a Blackout or Purchaser Restriction.  Any Unfilled Purchase, and any Purchases that would have been executed in accordance with the terms of Annex A but are not executed due to the existence of a Blackout or Purchaser Restriction, shall be deemed to be cancelled and shall not be effected pursuant to this Purchase Agreement.

9.           Purchaser agrees that it shall not, directly or indirectly, communicate any information relating either to the Stock or to the Issuer to any employee of Broker or its affiliates who is involved, directly or indirectly, in executing this Purchase Agreement at any time while this Purchase Agreement is in effect.  Purchaser shall be solely responsible for complying with all reporting or filing requirements, or with any laws not mentioned herein, that may apply to Purchases under this Purchase Agreement.

10.           Purchaser agrees that, in the absence of bad faith, Broker and its affiliates and their directors, officers, employees and agents (collectively, “Broker Persons”) shall not have any liability whatsoever to the Purchaser for any action taken or omitted to be taken in connection with this Purchase Agreement or the making of any Purchase.  Purchaser further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys’ fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Purchase Agreement (each an “Action”) and to reimburse each Broker Person for such Broker Person’s expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Broker Person’s bad faith.  This paragraph 10 shall survive termination of this Purchase Agreement.

11.           This Purchase Agreement is not assignable or transferable, and constitutes the entire agreement between the parties, superseding any prior written or oral agreements or understandings with regard to this Purchase Agreement.  This Purchase Agreement may be executed in one or more counterparts, each of which when so executed and delivered shall constitute a single, binding instrument.

12.           This Purchase Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York and may be modified or amended only by a writing signed by the parties hereto and provided that any such modification or amendment shall only be permitted at a time when the Purchaser is otherwise permitted to effect Purchases under this Purchase Agreement and at a time when the Purchaser is not aware of material nonpublic information concerning the Purchaser or its securities.  In the event of a modification or amendment to this Purchase Agreement, no purchases shall be effected during the ten business days immediately following such modification or amendment (other than Purchases already provided for in this Purchase Agreement prior to modification or amendment).

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Purchase Agreement as of the dale first written above.

MAK CAPITAL FUND LP

/s/ Michael A. Kaufman
Name: Michael A. Kaufman
Title: President

GOLDMAN SACHS & CO.

/s/ Neil Kearns
Name: Neil Kearns
Title: Managing Director

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